Exhibit 35

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 - 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Cash Store Financial Services Inc.

We consent to the inclusion in this registration statement on Form 40-F of:

•      our auditors’ report dated August 25, 2009 on the consolidated balance sheets of The Cash Store Financial Services Inc. (the “Company”) as at June 30, 2009 and 2008 and the consolidated statements of operations, retained earnings and cash flows for the years then ended

•      our auditors’ report on the Reconciliation to United States Generally Accepted Accounting Principles dated May 26, 2010 each of which is contained in or incorporated by reference in this registration statement on Form 40-F of the Company.

Chartered Accountants

Edmonton, Canada

May 26, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.